Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated June 8, 2010

Relating to Preliminary Prospectus dated June 1, 2010

Registration No. 333-166312

CHINA NEW BORUN CORPORATION

This free writing prospectus relates to the American depositary shares representing ordinary shares of China New Borun Corporation as described below and should be read together with the Company’s preliminary prospectus dated June 1, 2010 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 6 to the Registration Statement on Form F-1 (File No. 333-166312) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. We have also filed Amendment Nos. 7 and 8 to the Registration Statement on June 7, 2010 and June 8, 2010, respectively to update certain disclosures contained in the Preliminary Prospectus, which are summarized in this issuer free writing prospectus. Amendment No. 8 can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1490366/000104746910005827/a2198417zf-1a.htm

We revised the prospectus to update the price range of the American depositary shares representing the Company’s ordinary shares to be offered in the offering (between $8 and $9 per share), the corresponding net proceeds to be received by the Company and how the Company will fund the balance needed for the expansion of Phase III at its Daqing Facility  in “Prospectus Summary — Our Strategies — Continuous Expansion of Production Capacity — Construction of Phases III and IV of the Daqing Facilities”, in “Price Per ADS” and “Use of Proceeds” in “Prospectus Summary — The Offering”, in “Risk Factors — Risks Related To Our Company”, in “Use of Proceeds”, in “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Future Capital Requirements”, in “Operating and Financial Review and Prospects — Quantitative and Qualitative Disclosure about Market Risk — Foreign Currency Risk”, in “Our Corporate Structure and History - Reorganization of Shandong Borun into China High - Increase in Fair Market Value from June 2009 to June 2010”, and in “Our Business- Our Strategies — Continuous Expansion of Production Capacity — Construction of Phases III and IV of our Daqing Facility”, as follows:

PROSPECTUS SUMMARY

Our Strategies

Continuous Expansion of Production Capacity—Construction of Phases III and IV of the Daqing Facilities

At the end of the first quarter of 2010, we had a total production capacity of 260,000 tons of corn-based edible alcohol per annum (consisting of 160,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol). We plan to use the net proceeds from this offering, in addition to our cash generated from our operations and bank loans, to finance the construction of the 120,000-ton Grade B edible alcohol Phase III at our Daqing facility. This expansion is currently under construction and is expected to commence commercial production in December 2010. It is our intention that our future facilities will produce Grade B edible alcohol which currently has a higher gross profit margin than Grade C edible alcohol.

PROSPECTUS SUMMARY

The Offering

Price per ADS	We currently estimate that the initial public offering price will be between $8 and $9 per ADS.

Use of proceeds

We will receive net proceeds from this offering of approximately $41,727,500, assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus (after deducting the underwriting discounts and commissions and estimated aggregate offering expenses payable by us).

We intend to use the net proceeds we receive from this offering to fund the expansion of our production capacity. Please see “Use of Proceeds” for additional information.

RISKS RELATED TO OUR COMPANY

If We Fail To Accurately Project Demand For Our Products, We May Encounter Problems Of Over Capacity, Which Would Materially And Adversely Affect Our Business, Financial Condition And Results Of Operations, As Well As Damage Our Reputation And Brand.

We plan to use the proceeds from this offering, in addition to our cash generated from our operations and bank loans, to fund the construction of Phase III at our Daqing facility which, upon commencement of commercial production in December 2010, is expected to have an additional production capacity of 120,000 tons of edible alcohol. Historically, edible alcohol production capacity has exceeded actual market demand, and the Frost Report predicts that production capacity in the PRC will exceed demand in the near term (see “Our Industry”). We have planned our expansion assuming a reduction in market supply based on the national industry policies to close “backward” smaller manufacturers with a production capacity of less than 30,000 tons per year (see “Regulation of Our Industry”), the halt in approvals for new corn deep-processing production capacities in principle, and the growth in demand for edible alcohol driven by the PRC Chinese baijiu industry. Furthermore, we do not currently have existing contracts or letters of intent to guarantee sales of such additional production capacity. However, if supply of edible alcohol in the PRC is not in fact reduced or if the PRC Government began to approve new production capacities or there is no, or little growth in demand for edible alcohol as we have expected, we may encounter difficulities in selling our increased production capacity, which would materially and adversely affect our business, financial condition and results of operations.

While our Shouguang and Daqing facilities have entered into annual sales contracts for 2010 which provide for minimum purchases equal to an aggregate of 232,900 tons of edible alcohol, these sales are made through monthly purchase orders similar to those placed by our other customers (see “Our Business—Our Customers and Methods of Distribution of our Products”). Purchase orders are typically placed on a monthly basis, and we take such orders into account when we formulate our overall operation plans. We project demand for our products based on rolling projections from our customers and customer inventory levels. The varying sales and purchasing cycles of our customers, however, make it difficult for us to accurately forecast future demand for our products. Our inability to accurately predict and to timely meet demand, or the failure of our 2010 contract purchasers to take up their contracted volume of our products, could materially and adversely affect our business, financial condition and results of operations.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $41,727,500 after deducting the underwriting discounts and estimated offering expenses payable by us. These estimates are based upon an assumed initial offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) the net proceeds to us from this offering by $5,115,000, after deducting the estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1,250,000) payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

We intend to use the net proceeds we receive from this offering, in addition to our cash generated from our operations and bank loans, to complete the construction of Phase III at our Daqing facility.

The foregoing estimates of the use of our net proceeds from this offering represent our current intentions based upon our present plans and business condition. The amounts and timing of any expenditure will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant discretion in the allocation of the net proceeds we will receive from this offering. Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending their use, we intend to place our net proceeds in short-term bank deposits.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Liquidity and Capital Resources

Future Capital Requirements — We had cash on hand of RMB25.2 million ($3.7 million), RMB20.9 million ($3.1 million), RMB105.8 million ($15.5 million) and RMB102.7 million ($15.0 million) at December 31, 2007, 2008, 2009 and March 31, 2010, respectively. We expect our capital expenditures over the next several years to increase as we execute our expansion plan to further improve our existing facilities. Our primary planned capital expenditures for fiscal 2010 are for the expansion of our manufacturing capacity in the PRC. We expect our capital expenditures in 2010 to be approximately RMB410.0 million ($60.1 million) for the expansion of Phase III at our Daqing facility and RMB90.0 million ($13.2 million) for the construction of a liquid carbon dioxide facility at our Shouguang facility. We expect to fund these planned expenditures, including our working capital requirements, through the net proceeds from this offering and cash generated from operations, borrowings through short-term loans, and the proceeds from issuances of ordinary or preference shares and we believe that such cash generated from these activities will be sufficient for our planned expenditures including our working capital requirements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Quantitative and Qualitative Disclosure about Market Risk

Foreign Currency Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic condition. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.5% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate. This change in policy has resulted in an appreciation of the RMB against the U.S. dollar of approximately 6.5% and 6.4% in 2007 and 2008, respectively. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and reduce their level of intervention in the foreign exchange market. Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated, and we maintain our consolidated financial statements in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollars without giving effect to any underlying change in our business or results of operations. Fluctuations in the Renminbi/U.S. dollar exchange rate will also affect the relative value of any dividend we reserve that will be exchanged into U.S. dollars and earnings from, and the value of, any Renminbi-denominated investments we make in the future. We have not entered into any hedging transactions that would reduce or increase our exposure to this foreign currency exchange risk. If the value of the Renminbi was to increase after the closing of this offering but before we invested the proceeds in assets denominated in Renminbi or to pay Renminbi-denominated expenses, the value of those U.S. dollar-denominated proceeds would be proportionally less. Fluctuation in the exchange rate between the Renminbi and U.S. dollar would therefore impact the Renminbi proceeds to us from this offering. Assuming an offering price of $8.50, our U.S. dollar gross proceeds from this offering would be $46,750,000, or RMB319,106,150 using the U.S. dollar/Renminbi exchange rate at March 31, 2010. If the Renminbi were to appreciate by 1.0% against the U.S. dollar over the March 31, 2010 exchange rate, the amount of our RMB proceeds from this offering would decrease by RMB3,159,467.

OUR CORPORATE STRUCTURE AND HISTORY

Reorganization of Shandong Borun into China High

Increase in Fair Market Value from June 2009 to June 2010

Between June 2009 and the date of this offering, we believe the substantial increase in the fair market value of our ordinary shares is mainly attributable to: (A) our 160% increase in production capacity of edible alcohol from

100,000 to 260,000 tons/year by building two Grade B production lines, one in Shouguang and one in Daqing, which had been funded from the proceeds of the Earnstar and TDR investments in June and September 2009 and are both operating at full capacity (see “Our Business—Our Production Facilities and Current Production Capacities”); (B) our ability to secure sales of 90% of our 260,000 tons of edible alcohol production capacity for 2010 by entering into long term sales contracts with existing and new customers in the fourth quarter of 2009 and the first quarter of 2010, and to in fact sell 100% of our production in the fourth quarter of 2009 and the first quarter of 2010 (see “Our Business—Our Customers and Methods of Distribution of Our Products”); (C) our shift in our product mix in the second half of 2009 from producing and selling solely Grade C edible alcohol to producing and selling Grade B edible alcohol as well, which commands higher prices and yields higher gross profit margins (See “Operating and Financial Review and Prospects—Expansion of Our Product Mix and Sales Network”); (D) the improvement of our production yields for edible alcohol, DDGS Feed and corn germ as a result of improvements in our production techniques (see our results of operations in “Operating and Financial Review and Prospects”); (E) the installation of our 100,000 tons/year capacity liquid carbon dioxide production facility, which we expect to complete in June 2010 (see “Our Business—Our Strategies—Development of New By-Product—Liquid Carbon Dioxide” and “Our Business—Our Products and Primary Markets—Product Under Development—Liquid Carbon Dioxide”); (F) our ability to control the supply and cost of corn, the key raw material to our operations, by obtaining corn procurement contracts with granaries in Heilongjiang Province (see “Our Business—Our Competitive Strengths—Corn Sourcing Arrangements”); and (G) the use of the net proceeds from this offering, in addition to our cash generated from our operations and bank loans, to further expand the production capacity of the Daqing facility through construction of Phase III. Phase III will increase our annual edible alcohol production a further 46%, or 120,000 tons/year (see “Our Business—Our Strategies—Continuous Expansion of Production Capacity—Construction of Phase III and IV of our Daqing Facility”).

Overall, our edible alcohol production capacity has improved 189% since October 2008, and revenues and net income in 2009 also increased by 72% and 116%, respectively, compared to that in 2008. Annual production capacity of edible alcohol will increase a further 46% assuming successful completion of Phase III at our Daqing facility due to (in part) the net proceeds of this offering. We expect investors to assign a higher fair market value to our business upon completion of this offering due to the increased access to financing and liquidity for investors achieved through the offering and listing on the New York Stock Exchange, and our commitment to sound corporate governance evidenced by our implementation of internal controls and procedures as required by the NYSE and the rules and regulations promulgated by the SEC.

OUR BUSINESS

Our Strategies

Continuous Expansion of Production Capacity—Construction of Phases III and IV of our Daqing Facility

At the end of the first quarter of 2010, we had a total production capacity of 260,000 tons of corn-based edible alcohol per annum (consisting of 160,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) while we are permitted to build facilities to produce up to 490,000 tons of edible alcohol (390,000 tons of Grade B edible alcohol and 100,000 tons of Grade C edible alcohol) under our current production licenses. We plan to use the net proceeds from this offering, in addition to our cash generated from our operations and bank loans, to finance the construction of the 120,000 ton Grade B edible alcohol Phase III at our Daqing facility. This expansion is currently under construction and is expected to commence commercial production in December 2010. We intend to commence construction of Phase IV at our Daqing facility (all Grade B edible alcohol) in 2011 to bring the total production capacity of the Company to 490,000 tons of edible alcohol per annum. It is our intention that our future facilities will produce Grade B edible alcohol which currently has a higher gross profit margin than Grade C edible alcohol.

We revised the “Capitalization” section to (a) adjust the pro forma additional paid-in capital amount to $33,274 to properly reflect the conversion of the preference shares into ordinary shares, and to revise the pro forma as adjusted additional paid-in capital amount to RMB669,424 to properly reconcile the total shareholder’s equity and (b) to recalculate the pro forma as adjusted figures for additional paid-in capital, total shareholders’ equity and total capitalization assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of the prospectus, as follows:

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

• on an actual basis;

• on a pro forma basis to reflect the automatic conversion of all outstanding convertible preference shares into ordinary shares upon the closing of this offering; and

• on a pro forma as adjusted basis to to further reflect the issuance and sale of 5,500,000 ADSs, assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and no other change to the number of ADSs sold by us as set forth on the cover page of this prospectus.

The “pro forma” column in the table below assumes that all issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares as contemplated by a share exchange agreement (see “Our Corporate Structure and History”).

The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Operating and Financial Review and Prospects.”

	As of March 31, 2010
	Actual		Pro forma		Pro forma As adjusted
	RMB	$	RMB	$	RMB	$
	(in thousands)
Short-term bank borrowings(1)	123,200	18,049	123,200	18,049	123,200	18,049
Long-term bank borrowings	—	—	—	—	—	—
Shareholders’ equity
Ordinary Shares: $0.001 (RMB0.0068259) par value 14,847,811 shares authorize, actual; 20,000,000 shares issued and outstanding, pro forma; and 25,500,000 shares issued and outstanding, pro forma as adjusted basis	101	15	137	20	174	26
Class A convertible preference shares: $0.001 (RMB0.0068259) par value, 3,711.952 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Class B convertible preference shares: $0.001 (RMB0.0068259) par value, 1,065.300 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Class C convertible preference shares: $0.001 (RMB0.0068259) par value, 374.907 issued and outstanding actual, and no share issued and outstanding, pro forma and pro forma as adjusted	—	—	—	—	—	—
Additional paid-in capital	227,157	33,279	227,121	33,274	511,907	74,996
Retained earnings- appropriated	41,315	6,053	41,315	6,053	41,315	6,053
Retained earnings- unappropriated	306,315	44,876	306,315	44,876	306,315	44,876
Accumulated other comprehensive income (loss)	(228)	(33)	(228)	(33)	(228)	(33)
Total Shareholdes’ equity	574,660	84,190	574,660	84,190	859,483	125,918
Total capitalization	697,860	102,239	697,860	102,239	982,683	143,967

(1)           As of March 31, 2010, short-term bank loan of RMB13.5 million ($2.0 million) were secured by our land use rights and buildings, all other short-term bank borrowings were secured by third party guarantees.

We revised the “Dilution” section to recalculate the figures assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of the prospectus, as follows:

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Net tangible book value represents the amount of our total consolidated tangible assets, minus the amount of our total consolidated liabilities. Our historical net tangible book value as of March 31, 2010 was RMB523,668,030 ($76,718,925), or RMB35.27 ($5.17) per ordinary share (and per ADS) based on 14,847,811 ordinary shares issued and outstanding as of March 31, 2010. Our as adjusted net tangible book value per share as of March 31, 2010, which assumes that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares as contemplated by a share exchange agreement (see “Our Corporate Structure and History”), was approximately RMB26.18 ($3.84) per ordinary share (and per ADS), a decrease of $1.33 per ordinary share (and per ADS) as compared with our historical net tangible book value per share as of March 31, 2010.

Without taking into account any other changes in our net tangible book value after March 31, 2010, other than to give effect to our sale of the ADSs offered in this offering at the assumed initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus, and after deduction of underwriting discounts (7%) and estimated offering expenses of this offering payable by us ($1,750,000), our (i) pro forma historical net tangible book value as of March 31, 2010 would have increased to $118, 446,425, or $5.82 per ordinary share (and per ADS) and (ii) our pro forma as adjusted net tangible book value per share, which assumes that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares, would have increased to $4.65 per ordinary share (and per ADS). This represents an immediate increase in (a) our historical net tangible book value of $0.65 per ordinary share (and per ADS) and (b) our adjusted net tangible book value of $0.81 per ordinary share (and per ADS) to the existing shareholders, and an immediate dilution in (A) our historical net tangible book value of $2.68 per ordinary share (and per ADS) and (B) our adjusted net tangible book value of $3.85 per ordinary share (and per ADS) to investors purchasing ADSs in this offering. The following table illustrates such per-share dilution:

	Historical as of March 31, 2010	As Adjusted (assuming conversion of all preference shares into ordinary shares) as of March 31, 2010
Estimated initial public offering price per ordinary share:	$8.50	$8.50
Net tangible book value per ordinary share:	$5.17	$3.84
Increase per share attributable to cash payments made by investors in this offering	0.65	0.81
Adjusted net tangible book value per share after this offering	$5.82	$4.65
Amount of dilution in net tangible book value per ordinary share to new investors in this offering:	$2.68	$3.85
Amount of dilution in net tangible book value per ADS to new investors in this offering:	$2.68	$3.85

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $5,115,000, or by $0.25 per ordinary share and per ADS (historical) and $0.20 per ordinary share and per ADS (as adjusted, assuming that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into an aggregate 5,152,189 ordinary shares), assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions (7%) and other expenses of the offering ($1,750, 000). The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma (historical) basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1,750,000), assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary	Average Price
	Number	Percent	Amount	Percent	Share	Per ADSs
	(in thousands, except for percentage and per share data)
Existing shareholder:	14,847,811	72.97%	$1,031	0%	$0.00	$0.00
Preference shareholder:	—	—	$18,173,694	28%	—	$3.53
New investors:	5,500,000	27.03%	$46,750,000	72%	$8.50	$8.50

Total:	20,347,811	100%	$64,924,725	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $5,500,000, $5,500,000 and $0.27, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The following table summarizes, on a pro forma (as adjusted) basis as of March 31, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and per ADS, assuming that all of the issued and outstanding Class A, Class B and Class C convertible preference shares have been fully converted into ordinary shares as contemplated by a share exchange agreement. In the case of ADSs purchased by new investors, the consideration and price amounts are paid before deducting estimated underwriting discounts and commissions (7%) and estimated offering expenses ($1, 750,000), assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover page of this prospectus. The total number of ordinary shares in the following table does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share and per ADS for new investors is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary	Average Price
	Number	Percent	Amount	Percent	Share	Per ADSs
	(in thousands, except for percentage and per share data)
Existing shareholders	20,000,000	78.43%	$18,174,725	28%	$0.91	$0.91
New investors	5,500,000	21.57%	$71,500,000	72%	$8.50	$8.50

Total	25,500,000	100%	$64,924,725	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $5,500,000, $5,500,000 and $0.22, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of the offering.

The discussion and tables above also assume no exercise of any outstanding share options.

We revised “Exchange Rate Information” to update exchange rates through June 4, 2010, as follows:

EXCHANGE RATE INFORMATION

We conduct all of our business operations in and from China and all of our sales and a significant portion of our costs and expenses are denominated in Renminbi. Periodic reports made to shareholders will be expressed in Renminbi with translations of Renminbi amounts into U.S. dollars at the then-current exchange rate solely for the convenience of the reader. For all dates and periods through December 31, 2008, exchange rates of Renminbi into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.8258 to $1.00, the exchange rate set forth as of March 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
Year ended December 31,
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6081	7.3040	7.8127
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8313	6.8176	6.8470
Most recent six months
November 2009	6.8265	6.8271	6.8300	6.8255
December 2009	6.8259	6.8275	6.8299	6.8244
January 2010	6.8268	6.8269	6.8295	6.8258
February 2010	6.8258	6.8285	6.8330	6.8258
March 2010	6.8258	6.8262	6.8270	6.8254
April 2010	6.8247	6.8256	6.8229	6.8275
May 2010	6.8305	6.8275	6.8268	6.8296
June 2010 (through June 4)	6.8268	6.8281	6.8268	6.8296

(1)                                Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Source: Federal Reserve Statistical Release

We revised the table in “Operating and Financial Review and Prospects -  Quantitative and Qualitative Disclosure about Market Risk - Contractual Obligation and Capital Commitments” to correct our short-term debt figures and corresponding total debt figures, as follows:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Quantitative and Qualitative Disclosure about Market Risk

Contractual Obligation and Capital Commitments

The following table sets forth our contractual obligations, including interest, as of December 31, 2009:

	Payment Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in millions)
Capital commitment	64.2	64.2	—	—	—
Operating lease obligations	—	—	—	—	—
Short-term debt	143.2	143.2	—	—	—
Long-term debt	—	—	—	—	—

Total:	207.4	207.4	—	—	—

We revised “Our Corporate Structure and History — Reorganization of Shandong Borun into China High” to clarify and add disclosure with respect to the increase in the fair market value of our ordinary shares (and ADSs) since October 2008, as follows:

OUR CORPORATE STRUCTURE AND HISTORY

Reorganization of Shandong Borun into China High

Shandong Borun, our predecessor company which had been controlled by Mr. Wang and his father, both members of the Wang Family, since Shandong Borun’s incorporation in December 2000, underwent a corporate reorganization between September and December 2008 for the purpose of facilitating investments into Shandong Borun by unrelated off-shore (non-PRC) private equity investors.

In September 2008, Golden Direction, beneficially owned by Mrs. Wang, a member of the Wang Family, acquired the sole share of capital of China High (an ordinary share) from an unrelated party, and in October 2008 China High issued an additional 7,999 ordinary shares to Golden Direction in preparation for and pursuant to the reorganization. China High was previously incorporated in Hong Kong’s Special Administrative Region on July 15, 2008.

On September 30, 2008, China High acquired all of the equity interests of WGC, a PRC limited liability company, from an unrelated party pursuant to an equity interest acquisition agreement for cash consideration of $160,000 and in October 2008 obtained all requisite approvals from the government for such transaction. WGC was previously established as a limited liability company on March 21, 2001 in China’s Shandong Province under the laws of the PRC.

In December 2008, WGC acquired 100% of the equity interests in Shandong Borun. The cash consideration paid by WGC for Shandong Borun was equivalent not to the fair market value of Shandong Borun, but rather to the registered capital of Shandong Borun, or RMB76,500,000 ($11,207,477.5). Such acquisition was approved by the PRC governmental authorities and no member of the Wang Family or any other party received any compensation or any return on investment in connection with the reorganization. Shandong Borun was originally incorporated in the city of Shouguang in China’s Shandong Province on December 1, 2000 under the name “Shouguang Haihong Salt-Making Co., Ltd.” Shandong Borun entered into the edible alcohol producing industry in June 2004 and on March 13, 2006, changed its name to “Shandong Borun Industrial Co., Ltd.” All operations unrelated to edible alcohol production were removed from Shandong Borun’s business charter as of July 3, 2008.

The result of this reorganization was to maintain Wang Family control of Shandong Borun, while creating a corporate structure which allowed offshore foreign investment in our Company in compliance with PRC law. Set forth below are charts showing our corporate structure before and after the reorganization.

The 2008 reorganization enabled us to raise capital through the issuance of China High capital stock to our three previously unrelated private equity investors, namely (a) Star Elite, which had made its investment in October 2008, (b) Earnstar, which had made its investment in June 2009 and (c) TDR, which had made its investment in September 2009 (see “Principal Shareholders—Issuances and Sales of Our Securities”). Prior to Star Elite’s investment in October 2008, Golden Direction was the sole shareholder of China High since September 2008. These initial investments of approximately $18 million made by Star Elite, Earnstar and TDR between October 2008 and September 2009 were made at arms’ length by sophisticated investors after a series of negotiations and performance of due diligence, including reviews of our management accounts, and the per share price of capital stock in China High issued in connection with each investment was based on the price to earnings ratio at the time of issuance. Each of the Company’s investment transactions with Star Elite in October 2008, Earnstar in June 2009 and TDR in September 2009 was made at fair market value at the time of each investment or at a discount to fair market value with a beneficial conversion feature recognized for the intrinsic value of the conversion feature in accordance with accounting rule ASC 470-20 (EITF 98-5 and 00-27). See footnote 12 to our audited financial statements included in this prospectus.

The fair market value of our ordinary shares (and ADSs) on an as-converted basis (assuming all preference shares have converted into ordinary shares) increased by 27% from October 2008 to June 2009. From June 2009 to the date hereof (assuming an $8.50 per ADS offering price, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) such fair market value further increased by approximately 52%. We believe such increases are consistent with and indicative of our growth, our future prospects and market conditions during such periods, as described below.

Increase in Fair Market Value from October 2008 to June 2009

Between June 2008 and September 2009, we believe the increase in the fair market value of our ordinary shares is mainly attributable to: (a) our acquisition of Daqing Borun, resulting in the 206% increase in our production licenses, from the160,000 tons/year license to produce edible alcohol held at the Shouguang facility, to a total of 490,000 tons/year between the two facilities after the acquisition. We believe this increase is even more significant in light of the PRC government’s policy of eliminating “backward” production capacities—consolidating the market by forcing the closure of smaller producers and refusing to approve the construction of new corn deep processing plants (see “Regulation of Our Industry—Industry Policy”); (b) the expansion of our actual production capacity at the Shouguang facility by building a new 30,000 ton production line (see “Our Business—Our Products and Primary Markets—Edible Alcohol”); (c) our completion of the approval process of our corporate reorganization of Shandong Borun into China High in December 2008, which eliminated a regulatory risk present in our business at the time of the October 2008 Star Elite investment and ensured our ability to take on further foreign capital, improved liquidity for existing investors and would eventually facilitate our growth through this offering; and (d) our ability to (i) maintain high utilization levels for our production facilities, (ii) successfully ramp up our new or acquired production lines, (iii) find customers for 100% of our production and (iv) maintain our gross margins during the financial crisis, in part by deriving increased revenue from the sale of increased levels of by-products resulting from improvement of the Borun Wet Process (see “Operating and Financial Review and Prospects”).

Increase in Fair Market Value from June 2009 to June 2010

Between June 2009 and the date of this offering, we believe the substantial increase in the fair market value of our ordinary shares is mainly attributable to: (A) our 160% increase in production capacity of edible alcohol from 100,000 to 260,000 tons/year by building two Grade B production lines, one in Shouguang and one in Daqing, which had been funded from the proceeds of the Earnstar and TDR investments in June and September 2009 and are both operating at full capacity (see “Our Business—Our Production Facilities and Current Production Capacities”); (B) our ability to secure sales of 90% of our 260,000 tons of edible alcohol production capacity for 2010 by entering into long term sales contracts with existing and new customers in the fourth quarter of 2009 and the first quarter of 2010, and to in fact sell 100% of our production in the fourth quarter of 2009 and the first quarter of 2010 (see “Our Business—Our Customers and Methods of Distribution of Our Products”); (C) our shift in our product mix in the second half of 2009 from producing and selling solely Grade C edible alcohol to producing and selling Grade B edible alcohol as well, which commands higher prices and yields higher gross profit margins (See “Operating and Financial Review and Prospects—Expansion of Our Product Mix and Sales Network”); (D) the improvement of our production yields for edible alcohol, DDGS Feed and corn germ as a result of improvements in our production techniques (see our results of operations in “Operating and Financial Review and Prospects”); (E) the installation of our 100,000 tons/year capacity liquid carbon dioxide production facility, which we expect to complete in June 2010 (see “Our Business—Our Strategies—Development of New By-Product—Liquid Carbon Dioxide” and “Our Business—Our Products and Primary Markets—Product Under Development—Liquid Carbon Dioxide”); (F) our ability to control the supply and cost of corn, the key raw material to our operations, by obtaining corn procurement contracts with granaries in Heilongjiang Province (see “Our Business—Our Competitive Strengths—Corn Sourcing Arrangements”); and (G) the use of the net proceeds from this offering, in addition to our cash generated from our operations and bank loans, to further expand the production capacity of the Daqing facility through construction of Phase III. Phase III will increase our annual edible alcohol production a further 46%, or 120,000 tons/year (see “Our Business—Our Strategies—Continuous Expansion of Production Capacity—Construction of Phase III and IV of our Daqing Facility”).

Overall, our edible alcohol production capacity has improved 189% since October 2008, and revenues and net income in 2009 also increased by 72% and 116%, respectively, compared to that in 2008. Annual production capacity of edible alcohol will increase a further 46% assuming successful completion of Phase III at our Daqing facility due to (in part) the net proceeds of this offering. We expect investors to assign a higher fair market value to our business upon completion of this offering due to the increased access to financing and liquidity for investors achieved through the offering and listing on the New York Stock Exchange, and our commitment to sound corporate governance evidenced by our implementation of internal controls and procedures as required by the NYSE and the rules and regulations promulgated by the SEC.

We updated the date that we expect to complete the installation of our liquid carbon dioxide production facilities from May 2010 to June 2010 in “Our Corporate Structure and History — Reorganization of Shandong Borun into China High — Increase in Fair Market Value from June 2009 to June 2010”, “Our Business- Our Strategies — Development of New By-Product—Liquid Carbon Dioxide” and “Our Business - Our Products and Primary Markets - Product Under Development—Liquid Carbon Dioxide”, as follows:

OUR CORPORATE STRUCTURE AND HISTORY

Reorganization of Shandong Borun into China High

Increase in Fair Market Value from June 2009 to June 2010

Between June 2009 and the date of this offering, we believe the substantial increase in the fair market value of our ordinary shares is mainly attributable to: (A) our 160% increase in production capacity of edible alcohol from 100,000 to 260,000 tons/year by building two Grade B production lines, one in Shouguang and one in Daqing, which had been funded from the proceeds of the Earnstar and TDR investments in June and September 2009 and are both operating at full capacity (see “Our Business—Our Production Facilities and Current Production Capacities”); (B) our ability to secure sales of 90% of our 260,000 tons of edible alcohol production capacity for 2010 by entering into long term sales contracts with existing and new customers in the fourth quarter of 2009 and the first quarter of 2010, and to in fact sell 100% of our production in the fourth quarter of 2009 and the first quarter of 2010 (see “Our Business—Our Customers and Methods of Distribution of Our Products”); (C) our shift in our product mix in the second half of 2009 from producing and selling solely Grade C edible alcohol to producing and selling Grade B edible alcohol as well, which commands higher prices and yields higher gross profit margins (See “Operating and Financial Review and Prospects—Expansion of Our Product Mix and Sales Network”); (D) the improvement of our production yields for edible alcohol, DDGS Feed and corn germ as a result of improvements in our production techniques (see our results of operations in “Operating and Financial Review and Prospects”); (E) the installation of our 100,000 tons/year capacity liquid carbon dioxide production facility, which we expect to complete in June 2010 (see “Our Business—Our Strategies—Development of New By-Product—Liquid Carbon Dioxide” and “Our Business—Our Products and Primary Markets—Product Under Development—Liquid Carbon Dioxide”); (F) our ability to control the supply and cost of corn, the key raw material to our operations, by obtaining corn procurement contracts with granaries in Heilongjiang Province (see “Our Business—Our Competitive Strengths—Corn Sourcing Arrangements”); and (G) the use of the net proceeds from this offering, in addition to our cash generated from our operations and bank loans, to further expand the production capacity of the Daqing facility through construction of Phase III. Phase III will increase our annual edible alcohol production a further 46%, or 120,000 tons/year (see “Our Business—Our Strategies—Continuous Expansion of Production Capacity—Construction of Phase III and IV of our Daqing Facility”).

Overall, our edible alcohol production capacity has improved 189% since October 2008, and revenues and net income in 2009 also increased by 72% and 116%, respectively, compared to that in 2008. Annual production capacity of edible alcohol will increase a further 46% assuming successful completion of Phase III at our Daqing facility due to (in part) the net proceeds of this offering. We expect investors to assign a higher fair market value to our business upon completion of this offering due to the increased access to financing and liquidity for investors achieved through the offering and listing on the New York Stock Exchange, and our commitment to sound corporate governance evidenced by our implementation of internal controls and procedures as required by the NYSE and the rules and regulations promulgated by the SEC.

OUR BUSINESS

Our Strategies

Development of New By-Product—Liquid Carbon Dioxide

We intend to install facilities to produce liquid carbon dioxide in both of our Shouguang and Daqing facilities by recycling carbon dioxide produced from our production process. Our wet process produces carbon dioxide which is emitted openly under the current design. Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by food and beverage companies. We expect to sell our liquid carbon dioxide to the Daqing Oilfield and the Shandong Shengli Oilfield, the largest and the second largest oilfields in China, respectively. Accordingly, in addition to reducing carbon dioxide emissions, we can generate an additional stream of revenue. We have entered into a letter of intent to sell 50% of our liquid carbon dioxide produced at our Shouguang facility to an oil service company in Shengli Oilfield. We are also in discussion with a number of food and beverage companies in Shandong Province to sell our liquid carbon dioxide as a food additive.

We expect to complete the installation of the liquid carbon dioxide production facilities at our Shouguang facility in June 2010, and we intend to install such facilities at our Phase III Daqing facility. We intend to eventually equip our entire Daqing facility with carbon dioxide recycling facilities.

OUR BUSINESS

Our Products and Primary Markets

Product Under Development—Liquid Carbon Dioxide

We currently have a plan at our Shouguang facility to develop liquid carbon dioxide. During the process of fermenting corn, waste carbon dioxide is generated (the production of one ton of edible alcohol generates approximately 0.7—0.8 ton of waste carbon dioxide) and such waste carbon dioxide is discharged into the atmosphere. Our plan is to build a 100,000 ton liquid carbon dioxide production line, which we believe will not only generate revenue but also serve to reduce air pollution by recycling waste carbon dioxide. Liquid carbon dioxide is used extensively in oil exploitation to enhance oil recovery, especially in the tertiary phase of oil exploitation, and as a food additive by the food and beverage industry. We expect to sell our liquid carbon dioxide to the Daqing Oilfield and the Shandong Shengli Oilfield, the largest and the second largest oilfields in China, respectively. We have entered into a letter of intent to sell 50% of our liquid carbon dioxide produced at our Shouguang facility to an oil service company in Shengli Oilfield. We are also in discussion with a number of food and beverage companies in Shandong Province to sell our liquid carbon dioxide as a food additive. We estimate that the total investment for this project is approximately RMB90 million ($13.2 million). The design for this process has been completed and we have entered into a letter of intent to purchase equipment for this project. We intend to finance this project using the income generated from our business. The project is estimated to be completed in June 2010. After the completion of the liquid carbon dioxide production line with 100,000 tons capacity at our Shouguang facility, we plan to then construct another liquid carbon dioxide production line having 160,000 tons capacity at our Daqing facility. However, we have not entered into any agreements for the construction at such facility.

We updated the prospectus to clarify that our preference shareholders have agreed to waive all conditions in the shareholders agreement so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering in the sixth paragraph of “Our Corporate Structure and History - Reorganization of China High into New Borun”, in the third to last paragraph of “Principal Shareholders - Issuances and Sales of Our Securities”, in the first paragraph of “Related Party Transactions - New Borun Shareholders Agreement” and in the third to last paragraph of “Description of Share Capital — History of Share Issuances”, as follows:

OUR CORPORATE STRUCTURE AND HISTORY

Reorganization of China High into New Borun

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King

River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders agreement and in the Amended and Restated Memorandum and Articles of Association so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering. Therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

PRINCIPAL SHAREHOLDERS

Issuances and Sales of Our Securities

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders agreement and in the Amended and Restated Memorandum and Articles of Association so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering. Therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

RELATED PARTY TRANSACTIONS

New Borun Shareholders Agreement

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun. The shareholders agreement provides for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders agreement so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering. Therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

DESCRIPTION OF SHARE CAPITAL

History of Securities Issuances

In connection with and as contemplated by the exchange agreement described in the paragraph above, New Borun (i) entered into a shareholders agreement, effective as of March 31, 2010, with Star Elite, Earnstar, TDR and King River, which sets forth the preference rights held by each of Star Elite, Earnstar and TDR in New Borun and (ii) adopted its Amended and Restated Memorandum and Articles of Association with effect from March 30, 2010, which sets forth the rights attaching to the preference shares held by each of Star Elite, Earnstar and TDR. The shareholders agreement and the Amended and Restated Memorandum and Articles of Association provide for the automatic conversion of each Class A, B and C preference share into ordinary shares, and each of the preference shareholders have agreed to waive all conditions in the shareholders’ agreement and in the Memorandum and Articles of Association so that all of their preference shares automatically convert into ordinary shares upon the closing of this offering. Therefore, unless otherwise stated, the information in this prospectus assumes that such Class A, B and C preference shares have been fully converted into ordinary shares.

We updated “Expenses Related to this Offering” as follows:

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discount, which are expected to be incurred in connection with our offer and sale of the ADSs. With the exception of the SEC registration fee and the Financial Industry Regulatory Authority filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$4,059
New York Stock Exchange Listing Fee	65,000
Financial Industry Regulatory Authority Filing Fee	6,193
Printing and Engraving Expenses	230,000
Legal Fees and Expenses	630,000
Accounting Fees and Expenses	730,000
Miscellaneous	84,748

Total	$1,750,000

We corrected typos in “Note 12 — Shareholders’ Equity” in our Notes to Consolidated Financial Statements in the second to last paragraph of the subsection entitled “Additional Shares Rights”, as follows:

The Company recognized a beneficial conversion feature discount on the Class A convertible preference share at its intrinsic value, which was the fair value of the ordinary share at the commitment date for the Class A convertible preference share investment, less the effective conversion price but limited to the RMB70,000,000 of proceeds received from the sale in accordance with ASC 470-20, Debt with Conversion and Other Options. The Company recognized RMB42,000,000 beneficial conversion feature as an increase in additional paid-in capital in the accompanying consolidated balance sheets on the date of issuance of the Class A convertible preference share since these shares were convertible to ordinary share at the issuance date. The fair value of the Company’s Class A convertible preference share, Class B convertible preference share and Class C convertible preference share was valued by an independent valuation firm. Based on the fair value valuation performed, the fair value of Class A convertible preference share was approximately RMB56,000 per share and was issued at RMB35,000 per share at the date of issuance. The approximated fair value for Class B convertible preference share and Class C convertible preference share was approximately RMB71,000 and RMB69,000, respectively.

FREE WRITING PROSPECTUS LEGEND

China New Borun Corporation has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.